FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of May 2011

FORMULA SYSTEMS (1985) LTD.
(Translation of Registrant's Name into English)

5 HaPlada st., Or-Yehuda, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Attached to Registrant's Form 6-K for the month of May 2011 and incorporated by reference herein is the Registrant's immediate report dated May 12, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.
(Registrant)

By: /s/ Guy Bernstein
Guy Bernstein CEO
dated:     May 12, 2011

FOR IMMEDIATE RELEASE

Formula Systems Reports First Quarter Results for 2011

OPERATING INCOME INCREASED BY 11% TO REACH $12.2 MILLION

Or-Yeuda, Israel – May 12, 2011 – Formula Systems (1985) Ltd. (NASDAQ: FORTY) a leading provider of information technology products, solutions and services, today announced its results for the first quarter of 2011.

Financial Highlights for the First Quarter

•	Revenues totaled $155.9 million (Q1 2010: $130.8 million), a 19% increase compared to the same quarter of 2010.

•	Operating income increased by 11% to $12.2 million (Q1 2010: $11.0 million)

•
Net Income attributable to Formula reached $4.2 million, a decrease of 13% compared to $4.8 million for the first quarter of 2010 due to decrease in financial income resulting from losses in one of our subsidiary’s investment portfolio.

•	Formula’s consolidated cash and short term investments totaled approximately $153.0 million, as of 31 March, 2011.

•	Total equity stood at $347.6 million on March 31, 2011, representing 53% of the total balance sheet.

Guy Bernstein, CEO of Formula Systems, commented: "We are pleased to report a positive start to 2011. with strong financial results for the first quarter. All our subsidiaries have continued to improve their performance, resulting in increased revenue and operating income, generating double-digit growth year over year. Looking forward, our strong cash position enables us to continue to explore new business opportunities, while we maintain our strategic focus on profitability and growth."

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:
Formula Systems (1985) Ltd.
ir@formula.co.il
+972-3-5389487

FORMULA SYSTEMS (1985) LTD.
(An Israeli corporation)
CONSOLIDATED BALANCE SHEETS

	March 31, 2011 (Unaudited)	December 31, 2010
	U.S. $
ASSETS	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	103,625	110,508
Marketable securities	37,855	38,170
Short-term deposits	11,500	24
Trade receivables	155,517	154,366
Other accounts receivable	32,563	23,140
Inventories	3,770	5,601
	344,830	331,809

LONG-TERM INVESTMENTS:
Marketable securities	3,034	2,828
Deferred Taxes	13,596	13,135
Investments in affiliated company	3,171	3,209
Prepaid expenses and other assets	6,473	5,493

	26,274	24,665

SEVERANCE PAY FUND	56,134	55,286

PROPERTY, PLANTS AND EQUIPMENT, NET	14,520	12,411

OTHER ASSETS, NET	211,203	199,596

	652,961	623,767

CURRENT LIABILITIES:
Liabilities to banks	6,551	6,684
Trade payables	49,610	53,177
Deferred revenues	43,274	26,845
Employees and payroll accrual	42,088	40,704
Other accounts payable	25,659	30,693
Dividend payable to non controlling interests	2,405	-
Liability in respect of business combinations	4,987	3,963
Debentures	17,012	15,927
	191,586	177,993

LONG-TERM LIABILITIES:
Debentures	32,778	31,854
Deferred taxes	3,360	2,654
Customer advances	3,541	3,520
Liabilities to banks and others	1,571	3,154
Liability in respect of business combinations	5,123	4,758
Accrued severance pay	67,403	65,450

	113,776	111,390

TOTAL EQUITY	347,599	334,384

	652,961	623,767

FORMULA SYSTEMS (1985) LTD.
(An Israeli corporation)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,
	2011	2010
	U.S.$
	(in thousands, except per share data)

Revenues	155,916	130,842
Cost of revenues	119,716	98,398

Gross profit	36,200	32,444
Research and development costs, net	1,685	1,383
Selling, general and administrative expenses	22,272	20,056

Operating income	12,243	11,005
Financial income (expenses), net	(1,358)	522

	10,885	11,527
Other income (expenses), net	31	(7)

Income before taxes on income	10,916	11,520
Taxes on income	2,176	2,158

	8,740	9,362
Equity in losses of affiliated companies, net	(240)	(238)
Net income	8,500	9,124

Net income attributable to non-controlling interests	4,323	4,324

Net income attributable to Formula's shareholders	4,177	4,800

Earnings per share:
Basic	0.31	0.36

Diluted	0.30	0.35

Weighted average number of shares outstanding:
Basic	13,464	13,365

Diluted	13,646	13,548